São Paulo, October 17, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Telefônica Brasil S.A.

Form 20-F for the Year Ended December 31, 2018

Filed February 21, 2019

File No. 001-14475

Dear members of the Office of Telecommunications:

Thank you for your letter dated October 3, 2019 (the “Comment Letter”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2018 (the “2018 Form 20-F”) of Telefônica Brasil S.A. (“Telefônica Brasil”, the “Company” or “we”). References herein to your “prior comments” relate to the Staff’s comments in your initial comment letter to the 2018 Form 20-F, dated July 19, 2019 (the “Initial Comment Letter”). Reference is made to the Company’s response letter dated August 1, 2019 (the “Initial Response”) to the Initial Comment Letter.

To assist in the Staff’s review of the responses, each response is preceded with the text (in italicized bold type) of the comment as stated in your letter. Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Initial Response.

Form 20-F for the Fiscal Year Ended December 31, 2018

Item 8. Financial Information

Legal Proceedings (Civil Claims), page 99

1.       We note your response to our prior comment one. Since the matter is still in dispute and may have a significant effect on your financial position or profitability, please disclose all the material facts and developments relating to the suit including the R$47 billion dollar preliminary estimate in accordance with Item 8.A.7 of Form 20-F.

The Company acknowledges the Staff’s comment and advises the Staff of certain developments relating to the Perseverance Litigation since the Company’s Initial Response that further support the Company’s conclusion that, although the matter is still in dispute, the ultimate resolution is not expected to have a significant effect on its financial position or profitability. Further, for the reasons discussed below, the Company believes that disclosure of the facts and developments relating to this suit, especially with respect to the R$47 billion preliminary estimate, which, as described below, has now been set aside by the São Paulo trial court, would likely lead to significant confusion among investors and analysts. The Company further believes that this is precisely the Perseverance claimants’ goal, in order to pressure the Company into a settlement through underhanded tactics, including misleading statements in the media as well as to securities regulators in Brazil, Spain and the United States.

The trial court has set aside its expert report, concluding that the R$47 billion estimate was “unfounded and substantial,” dismissed the expert and engaged a new expert.

On September 7, 2019, the São Paulo trial court rendered a decision accepting the Company’s motion to set aside the court expert’s report, and determined in favor of the Company’s request to dismiss the previously-appointed expert. The trial court has appointed a new expert, Mr. Marcelo de Almeida Prado, to produce a new report setting forth a new calculation of damages for pecuniary loss and loss of future earnings under the judgment. Notably, the court’s decision explained that the prior expert report did not indicate the method and criteria used in its calculation of damages, nor did it explain why such method and criteria were appropriate, nor did it present any evidentiary support for the parameters adopted by the report. The opinion further noted that, in accordance with the trial court’s prior judgment, which was upheld by the ruling of the State Court of Appeals of São Paulo, the calculation of loss of future earnings should have been based only on the Company’s failure to supply 147,293 mobile phones during the period from December 1998 through January 2001, and as such the calculation should not have included amounts relating to lost profits for any subsequent period, nor amounts with respect to mobile phone accessories, insurance or warranties or any other amounts. In addition, the trial court noted that the calculation should have reflected lost profits based on actual market prices for the sale of mobile phones during the period, in order to determine the profits that the plaintiff would have reasonably obtained were it not for the Company’s breach, as required by Article 402 of the Brazilian Code of Civil Procedure.

Accordingly, the trial court concluded specifically that the R$47 billion damages estimate in the expert’s report was “unfounded and substantial” and that the expert had not adequately explained how she arrived at this sum with the requisite rigor. On this basis, the trial court concluded that the expert report did not satisfy the requirements of the Brazilian Code of Civil Procedure, which requires that an expert report must (i) set forth and explain the calculation method used, (ii) demonstrate such method to be the method predominantly accepted by experts in the relevant area of expertise, and (iii) explain how the conclusions set forth therein were obtained, in plain language with logical coherence. Finally, the trial court proceeded to dismiss the previously-appointed expert, and appointed a new expert, as mentioned above.

Perseverance filed a motion for clarification of the trial court’s decision, which was denied in a decision rendered on September 18, 2019, which reiterated that the trial court’s decision was clear in its determination that the expert report did not satisfy the requirements of the Brazilian Code of Civil Procedure because it “did not set forth nor justify the methodology and criteria used in its calculations, nor did it establish the necessary correlation between the parameters adopted in its calculations and the documentation filed as evidence with the court.” To date, the new expert appointed by the trial court has not yet submitted a new expert report and the Company does not currently have an estimated deadline to get access to the new report.

The Company will provide to the Staff, on a supplemental basis, paper copies of a sworn translation into English of the above-described rulings by the trial court.

The Company’s independent expert’s report, filed in support of the Company’s successful motion to set aside the former court expert’s report, contains important facts underlying the Company’s conclusion that the ultimate resolution of the Perseverance case is not expected to have a significant effect on its financial position or profitability.

As mentioned in the Initial Response, the Company engaged Professor Oliveira to produce an independent expert report to evaluate the premises and assumptions in the court’s expert report and to perform an independent calculation of the estimated damages, which report was filed in support of the Company’s successful motion to set aside the court expert’s report. The Company believes it important to highlight certain facts contained in Professor Oliveira’s report, which help explain the basis for the Company’s conclusion that a loss beyond the amounts accrued by the Company is neither probable nor reasonably possible, and that the ultimate resolution of the Perseverance case is not expected to have a significant effect on its financial position or profitability. Among other conclusions, Professor Oliveira’s report notes as follows:

(1)	The average mobile phone sales price used in the court’s expert report was unreasonable, amounting to more than 10 times the average sales price actually obtained by the Company for the sale of such devices at the time;

(2)	The court’s expert report improperly assumes the loss of profits over a 20 year period, far in excess of the actual term under the contract of 36 months (renewable automatically for successive 12 month periods);

(3)	The court’s expert report assumes profit margins significantly in excess of Perseverance’s demonstrated profit margins at the time; and

(4)	The court’s expert report improperly includes lost profits resulting from Perseverance’s failure to sell accessories, insurance and warranties, though the Company was not Perseverance’s exclusive supplier of such products under the contract.

Professor Oliveira’s report proceeds to calculate Perseverance’s estimated lost profits for its failure to sell the 147,293 mobile phones the Company did not supply, which, using demonstrated market prices in the year 2000, would have amounted to R$439,000. For reference, it also calculates Perseverance’s lost profits using December 2017 market prices, which would have been R$1.33 million1, corresponding to 0.0028% of the R$47 billion in estimated damages contained in the since-vacated expert report. The Company will provide to the Staff, on a supplemental basis, paper copies of a sworn translation into English of Professor Oliveira’s report.
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1 Accordingly, the total provision recorded for the Perseverance Litigation claim as of June 30, 2019 (including damages for pain and suffering as well as damages for pecuniary loss and loss of future earnings, in each case adjusted for inflation and default interest) amounted to R$4.5 million.

The Company notes that its view remains unchanged that the R$4.5 million provision reflected in its latest balance sheet is appropriate, as well as its view that no additional disclosure in the Company’s financial statements regarding these matters is required under applicable accounting rules, based on the assessment of the likelihood of loss by its external counsel, together with its internal legal department and management. The Company accordingly concluded that a loss beyond the amounts accrued by it is neither probable nor reasonably possible, and understands that the amounts currently provisioned remain the best estimate of its actual potential liability under the suit, which amounts the Company believes to be immaterial.

The Company believes the damages estimate noted in the Staff’s comment is not meaningful and does not believe it is appropriate to make further disclosures regarding the case.

The Company believes that the R$47 billion damages figure noted in the Staff’s comment is not an accurate or meaningful indicator of potential damages that may be incurred by it, and is in any event significantly in excess of amounts that the Company believes to be reasonably supported based on the underlying facts and circumstances. If the R$47 billion estimate had not been vacated by the trial court, the Company respectfully observes that such amount, as damages for the failure to provide 147,293 mobile phones, would have effectively implied a price of R$319 thousand per phone. For the reasons set forth above and in its Initial Response, the Company’s conclusion remains unchanged that the Perseverance Litigation is not a proceeding that has had, or may have, a significant effect on its financial position or profitability. It has carefully considered the appropriateness of including disclosure of the material facts and circumstances of the Perseverance case, including the now vacated damages estimate, and strongly believes that such disclosure could be confusing and misleading to investors, as it would implicitly suggest that there may be a legitimate basis for such an amount (when the court has recently ruled that it does not), or that the suit could have a significant effect on the Company’s financial position or profitability. For the above reasons, the Company believes the disclosure contained in its 2018 Form 20-F is appropriate and compliant with the requirements of Item 8.A.7 of Form 20-F.

19) Provisions and Contingencies

c.3.2) Civil contingencies assessed as possible losses, page F-40

2.       We note your response to comment two. Please expand your disclosure to address the significant management judgments and estimation uncertainty with respect to the amount you recorded as a provision for the Perseverance case. Disclose how and why the damages claimed in the Perseverance case (based on the recent expert report commissioned by the trial court) differ significantly from your internal estimate. Refer to paragraphs 122 and 125 of IAS 1.

The Company respectfully acknowledges the Staff’s comment and advises it that, as mentioned above in the Company’s response to comment one, the expert report commissioned by the trial court has been set aside by the court as “unfounded,” for the reasons mentioned above. The Company respectfully submits that the amount of damages set forth in the vacated expert report does not represent a relevant estimate of the liability the Company may incur in the Perseverance case. As such, although by nature, the assessments of expectations of loss, as well as the determination of amounts of provisions to be recognized in the financial statements always involve judgements, uncertainties, estimates and assumptions, the Company does not expect material effects from the Perseverance case to its financial statements. The Company has assessed the Perseverance case, and following the guidance set forth in paragraphs 122 and 125 of IAS 1, it concluded that there are no additional disclosures to be made in its financial statements, in respect of any significant risk that a material adjustment to the amount of the related provision will be required in the next financial year. The Company believes its disclosures appropriately reflect the nature of the material contingencies and the estimated amount of probable loss as required at the reporting date and management judgments and estimation uncertainty with respect to such material provisioned amounts.

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We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned telephonically at +55 11 3430-3687 or by email at david.melcon@telefonica.com; or our counsel, Maurice Blanco of Davis Polk & Wardwell LLP telephonically at +1 (212) 450-4086 or by e-mail at maurice.blanco@davispolk.com. Any further questions or comments should be sent directly to the undersigned or Mr. Maurice Blanco.

Very truly yours,

/s/ David Melcon Sanchez-Friera

TELEFÔNICA BRASIL S.A.

David Melcon Sanchez-Friera

Chief Financial Officer and Investor Relations Officer

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